9/28

06017231

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentsu Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FILE NO. 82- 05241

FISCAL YEAR 3-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 10/4/06

(Summary English Translation)

May 15, 2006

Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated)

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & CEO
Attn.: Koji Kobayashi
Senior Manager of
Corporate Communications Department
Telephone number: (03) 6216-8041

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

3-31-06
AR/S

Board Meeting Date: May 15, 2006
U.S. Accounting Principles: Not applicable

1. Consolidated Financial Results for the Fiscal Year ended March 31, 2006 (from April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Fiscal Year ended March 31, 2006	¥1,963,296 million (2.8%)	¥58,776 million (2.0%)	¥64,837 million (9.4%)
Fiscal Year ended March 31, 2005	¥1,910,469 million (9.2%)	¥57,603 million (23.4%)	¥59,265 million (25.7%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Fiscal Year ended March 31, 2006	¥31,002 million (12.6%)	¥11,300.31	¥11,159.97	6.1%	5.2%	3.3%
Fiscal Year ended March 31, 2005	¥27,532 million (-10.8%)	¥10,110.45	¥9,931.97	5.7%	4.9%	3.1%

(Note)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2006: 4,343 million yen
   Year ended March 31, 2005: 800 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2006: 2,697,499shares
   Year ended March 31, 2005: 2,695,358 shares

3. *Changes in accounting treatment: Not Applicable*
4. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Fiscal Year ended March 31, 2006	¥1,277,722 million	¥521,180 million	40.8%	¥192,778.83
Fiscal Year ended March 31, 2005	¥1,240,037 million	¥491,855 million	39.7%	¥182,367.25

(Note) Total number of outstanding shares at the end of the fiscal year (consolidated):
Year ended March 31, 2006: 2,700,798 shares
Year ended March 31, 2004: 2,695,356 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Net Cash and Cash Equivalents at End of Year
Fiscal Year ended March 31, 2006	¥81,058 million	-¥31,238 million	-¥42,668 million	¥78,412 million
Fiscal Year ended March 31, 2005	¥14,681 million	-¥8,289 million	¥1,006 million	¥69,901 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 111

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 21

(5) Changes in the scope of consolidation and application of the equity method

Consolidated	(New):	12	(Exception):	4
Equity Method	(New):	2	(Exception):	1

2. Forecast of Consolidated Financial Results for the Fiscal Year ended March 31, 2007 (from April 1, 2006 through March 31, 2007)

	Net Sales	Ordinary Income	Net Income
Interim	¥1,027,773 million	¥30,897 million	¥14,641 million
Annual	¥2,081,364 million	¥68,875 million	¥35,097 million

(Reference)
Estimated net income per share (annual): *12,995.12 yen*

* Since the forecast of financial results has been prepared based on certain conditions which we deem to be reasonable at this point, actual financial results may be substantially different from the forecast above due to various factors.

(Summary English Translation)

May 15, 2006

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2006

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & CEO
Attn.: Koji Kobayashi
Senior Manager of
Corporate Communications Department
Telephone number: (03) 6216-8041

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Board Meeting Date: May 15, 2006
Scheduled Date for Commencement of Payment of Dividends: June 30, 2006
Unit Share System: Not applicable

Interim Dividends: Applicable
General Meeting of Shareholders: June 29, 2006

1. Financial Results for the Fiscal Year ended March 31, 2006 (from April 1, 2005 through March 31, 2006)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Fiscal Year ended March 31, 2006	¥1, 577,131 million (3.0%)	¥39,214 million (-6.0%)	¥46,218 million (-6.2%)
Fiscal Year ended March 31, 2005	¥1, 531,939 million (9.2%)	¥41,717 million (19.3%)	¥49,261 million (22.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Fiscal Year ended March 31, 2006	¥21,537 million (-18.2%)	¥7,901.97	¥7,892.39	4.7%	4.2%	2.9%
Fiscal Year ended March 31, 2005	¥26,321 million (-12.0%)	¥9,748.28	¥9,740.55	6.0%	4.5%	3.2%

(Note)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2006: 2,697,499 shares
   Year ended March 31, 2005: 2,695,358 shares

2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Stockholders' Equity
		Interim	Annual			
Fiscal Year ended March 31, 2006	¥2,500.00	¥1000.00	¥1,500.00	¥6,748 million	31.3%	1.5%
Fiscal Year ended March 31, 2005	¥1,500.00	¥500.00	¥1,000.00	¥4,043 million	15.4%	0.9%

(3) Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Fiscal Year ended March 31, 2006	¥1,102,001 million	¥464,524 million	42. 2%	¥171,913.14
Fiscal Year ended March 31, 2005	¥1,105,635 million	¥448,276 million	40.5%	¥166,297.19

(Note)

1. *Total number of outstanding shares at the end of the fiscal year:*
   Year ended March 31, 2006: 2,700,798 shares
   Year ended March 31, 2005: 2,695,356 shares
2. *Total number of treasury stocks at the end of the fiscal year:*
   Year ended March 31, 2006: 81,041 shares
   Year ended March 31, 2005: 86,483 shares

2. Forecast of Financial Results for the Fiscal Year ended March 31, 2007 (from April 1, 2006 through March 31, 2007)

	Net Sales	Ordinary Income	Net Income	Dividend per Share		
				Interim	Annual	
Interim	¥785,621 million	¥22,734 million	¥13,659 million	¥1,500.00	-	-
Annual	¥1,610,000 million	¥46,854 million	¥28,131 million	-	¥1,500.00	¥3,000.00

(Reference)
Estimated net income per share (annual): 10,416.00 yen

* Since the forecast of financial results has been prepared based on certain conditions which we deem to be reasonable at this point, actual financial results may be substantially different from the forecast above due to various factors.

(Summary English Translation)

Attachment to Notice of Convocation of the 157th Ordinary General Meeting of Shareholders

REPORT ON OPERATIONS AND OTHER FINANCIAL STATEMENTS

For the period from April 1, 2005 through March 31, 2006

REPORT ON OPERATIONS

1. SUMMARY OF OPERATIONS

Business developments and results of the Company for the fiscal year ended March 31, 2006, future business strategies and business results, summary on the basic policy of the internal control systems and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, principal offices, shares, major shareholders, treasury stock, stock acquisition rights, employees, business combinations, principal correspondent banks, Directors and Corporate Auditors of the Company, remunerations paid to them and remunerations etc. payable to Accounting Auditors are mentioned.

3. MATERIAL FACTS ON THE COMPANY AFTER THE FISCAL TERM

Acquisition of all shares of DENTSU TEC INC.

Balance Sheet

As of March 31, 2006

(Unit: ¥ millions of yen)

Assets	
Current assets	554,203
Cash and time deposits	44,395
Notes receivable	22,300
Accounts receivable	391,787
Marketable Securities	191
Works	718
Work in process	18,549
Supplies	203
Advance payment	25,748
Prepaid expenses	436
Short-term loans	39,500
Deferred tax assets	10,280
Prepaid expenses and other current assets	2,592
Allowance for doubtful accounts	-2,502
Fixed assets	547,798
Property, plant and equipment	239,666
Buildings	79,544
Structures	2,116
Vessels	1
Vehicles	57
Equipment	3,698
Land	154,248
Intangible assets	22,604
Leasehold	6
Software	22,397
Utility rights	3
Telephone rights	197
Investments and other assets	285,527
Investment securities	82,554
Investments in affiliated companies	176,130
Other securities of affiliated companies	3,354

Investments in capital	996
Membership rights	2,726
Long-term loans	2,149
Guarantee deposit	1,163
Claims in bankruptcy	431
Long-term prepaid expenses	562
Deferred tax assets	12,813
Other investments and assets	3,845
Allowance for doubtful accounts	-703
Allowance for losses on investment securities and investments in unconsolidated subsidiaries	-499
Total	**1,102,001**

Liabilities and shareholders' equity	
Current liabilities	515,627
Notes payable	43,059
Accounts payable	348,075
Short-term debt	41,726
Current portion of long-term borrowings	19,389
Other payable	10,515
Accrued expenses	17,786
Income taxes payable	11,975
Advances by customers	16,991
Deposits payable	1,334
Reserve for loss on guarantees	1,256
Other current liabilities	3,515
Long-term liabilities	121,849
Long-term loans payable	77,023
Long-term other payable	933
Long-term deposits received	2,837
Reserve for retirement benefits for employees under a new accounting standard	27,799
Accrued retirement benefits for directors	2,394
Deferred tax liabilities on land revaluation surplus	10,860
Total liabilities	**637,477**

Shareholders' equity	
Common stock	58,967
Capital surplus	55, 678
Additional paid-in capital	55,358
Other capital surplus	319
Gain from appropriated treasury stock	319
Retained earnings	350,752
Earned surplus reserve	722
Voluntary reserves	323,900
Special reserve	323,900
Unappropriated retained earnings for the year	26,130
Land revaluation surplus	-6,370
Unrealized gain on available-for-sale securities	19,969
Treasury Stock	-14,472
Total shareholders' equity	**464,524**
Total liabilities and shareholders' equity	**1,102,001**

Statement of Income
(April 1, 2005 - March 31, 2006)

(Unit: ¥ millions of yen)

Ordinary income and loss		
Operating income		
Operating revenues		
Net sales		1,577,131
Operating expenses		
Cost of sales	1,362, 987	
Selling, general and administrative expenses	174,929	1,537,917
Operating income		39,214
Other income and loss		
Other income		
Interest income and dividend income	5,469	
Rental charge	3,182	
Gain on investments in investment consortiums	753	
Miscellaneous income	1,849	11,254
Other expenses		
Interest expense	1,887	
Provision for allowance for doubtful accounts	2,040	
Foreign exchange loss	19	
Miscellaneous loss	302	4,249
Ordinary income		46,218
Extraordinary income and loss		
Extraordinary income		
Gain on sales of fixed assets	502	
Gain on sales of investment securities	1,430	
Reversal of allowance for doubtful accounts	628	
Gain on contribution of stock holding trust for retirement benefit plan	8,984	
Other	749	12,295
Extraordinary loss		
Loss on sales of fixed assets	491	
Loss on disposal of fixed assets	169	
Impairment loss	907	
Revaluation loss on investment securities	4,744	
Revaluation loss on stocks of affiliated companies	4,242	
Special retirement benefits	1,121	
Provision for reserve for loss on guarantees	1,256	

Provision for possible investment losses	367	
Other	135	13,437
Income before income taxes		45,076
Corporate tax, inhabitant tax and business tax	20,151	
Deffered income taxes	3,388	23,539
Net income		21,537
Retained earnings brought forward from the prior year		5,403
Reversal of land revaluation differences		1,886
Interim dividends		2,697
Unappropriated retained earnings, end of year		26,130

Proposed Statement of Appropriation of Retained Earnings

(Unit: ¥)

Unappropriated retained earnings at the end of year		26,130,273,639
We will appropriate this amount as follows:		
Dividend income (¥1,500 per share)	4,051,198,080	
Directors' bonus	221,556,000	
Special reserves	13,700,000,000	17,972,754,080
Retained earnings brought forward to the following year		8,157,519,559

Notes:

(1) On December 9, 2005, the Company distributed ¥2,697,174,280 as an interim dividend (¥1,000 per share). The interim dividend was not paid on the 84,665.72 shares of treasury stock.

(2) Dividends will not be paid on 81,041.28 shares of treasury stock.

(3) ¥319,838,976 of other capital surplus shall be brought forward to the following year.

Independent Auditor's Report

May 10, 2006

The Board of Directors
Dentsu Inc.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 157th fiscal year from April 1, 2005 to March 31, 2006 of Dentsu Inc. in accordance with the provision of Item 1 of Article 2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The parts of the report on operations and the supplementary statements that were the subject of the audit were those parts that were based on the records in the accounting ledgers. The report on operations and the supplementary statements relating to accounting are the responsibility of the Company's management. Our responsibility is to express an opinion on the report on operations and the supplementary statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements relating to accounting are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries that we deemed necessary to carry out.

However, out of the matters indicated in the report on operations, the parts relating to accounting for and before the 155th fiscal year is audited by the predecessor auditors.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation. As set forth under change in accounting treatment, the Company adopted the "Accounting Standard for Impairment of Fixed Assets" and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" from this fiscal year, and such change, due to the fact that these accounting standard and implementation guidance have been adopted from this fiscal year, is due and proper.

(2) We certify that the matters indicated in the report on operations (but only in respect of the parts relating to accounting for the 156th fiscal year) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

Subsequent events related to the acquisition of all shares of DENTSU TEC INC. is mentioned in the Business Report.

There is no relationship between the Company and the auditor or the managing partners that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

The auditor, conducts the business provided in Item 2 of Article 2 of the Law of Certified Public

Accountants, of which a simultaneous provision with the audit certification is permitted.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hirotake Abe (Seal)

Managing Partner, Designated Partner and Certified Public Accountant

Takashi Nagata

Managing Partner, Designated Partner and Certified Public Accountant

Tsutomu Hirose

Managing Partner, Designated Partner and Certified Public Accountant

Takashi Seto (Seal)

Managing Partner, Designated Partner and Certified Public Accountant

Audit Report of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the 157th fiscal year from April 1, 2005 to March 31, 2006 and upon deliberation, prepared this audit report as an unanimous opinion of all of the Corporate Auditors.

1. Summary of the methods of the audit by the Corporate Auditors

In order that the Company may be soundly and lawfully managed, each Corporate Auditor audited the duties of the Directors pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

(1) We attended meetings of the Board of Directors and other important meetings, asked Directors and executive officers, etc. of their execution of duty, perused important documents, etc., received reports regularly from internal auditing sections and legal sections, etc. and inspected the condition of the Company's business affairs including the Company's internal control systems such as the law compliance system and the risk management system, and properties.

(2) From the standpoint of auditing the group companies, we attended the group's management meetings etc. and exchanged information and opinions with the corporate auditors of important subsidiaries etc. Furthermore, when necessary, we went out to principal subsidiaries, and received explanations about circumstances of such subsidiaries etc. and exchanged opinions.

(3) We monitored the independency of the accounting auditors, requested the accounting auditors to provide reports and explanations from time to time, and examined accounting documents and supplementary statements.

(4) With respect to matters such as competing transactions by Directors as provided for in Item 1 of Article 133 of the enforcement regulations of the Commercial Code, transactions where a conflict of interest between the Company and a Director exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and disposal of treasury stock, in addition to the above auditing methods, we requested Directors, etc. to submit reports, requested Directors to submit "Confirmation letters regarding performance of business of Directors" and inspected the circumstances of these transactions in detail as necessary.

2. Result of the audit

(1) We certify that the methods and results of the audit by Deloitte Touche Tohmatsu are reasonable.

(2) We certify that the report on operations fairly represents the state of the Company in compliance with the law and the Company's Articles of Incorporation.

(3) We certify that there are no matters that should be pointed out in the agendum relating to the proposed appropriation of retained earnings in light of the situation of the properties of the Company and other matters.

(4) We certify that the supplementary statements fairly represent the matters that should be mentioned and that there are no matters that should be pointed out.

(5) With respect to the Directors' execution of duties, including matters relating to subsidiaries, we certify that there are no significant unfair practices or violations of the law or the Company's Articles of Incorporation.

(6) We certify that there are no violations of the duties of the Directors in respect of such matters as competing transactions by Directors, transactions where a conflict of interest between the Company and Directors exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and the disposal of treasury stock.

(7) We certify that there are no matters that should be pointed out in the Directors' execution of duties regarding the internal control systems.

May 10, 2006

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor Hitoshi Hanatsuka (Seal)

Statutory Corporate Auditor Kojiro Takahashi (Seal)

Corporate Auditor Haruo Shimada (Seal)

Corporate Auditor	Yasuchika Negoro (Seal)
Corporate Auditor	Yoshiharu Mani (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada, Mr. Yasuchika Negoro and Mr. Yoshiharu Mani are external Corporate Auditors as provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

Consolidated Balance Sheet

As of March 31, 2006

(Unit: ¥ millions of yen)

Assets	
Current assets	708,414
Cash and time deposits	81,891
Trade receivables	507,441
Marketable securities	3,448
Inventories	60,843
Advance payment	35,008
Short-term loans	171
Deferred tax assets	14,325
Prepaid expenses and other current assets	7,578
Allowance for doubtful accounts	-2,294
Fixed assets	569,308
Property, plant and equipment	258,868
Buildings and structures	95,398
Land	156,738
Other	6,731
Intangible assets	40,492
Software	22,366
Consolidation goodwill	15,913
Other	2,213
Investments and other assets	269,946
Investment securities	229,901
Long-term loans	1,194
Deferred tax assets	17,549
Other investments and other assets	22,685
Allowance for doubtful accounts	-1,140
Allowance for losses on investment securities and investments in unconsolidated subsidiaries	-245
Total	**1,277,722**

Liabilities	
Current liabilities	590,140
Trade payables	419,557
Short-term borrowings	15,836
Current portion of long-term debt	23,632
Accrued expenses	33,945
Income taxes payable	17,865
Deferred tax liabilities	2
Allowance for sales returns	1,238
Reserve for loss on guarantees	1,243
Other current liabilities	76,819
Long-term liabilities	138,904
Long-term debt	77,067
Deferred tax liabilities	703
Deferred tax liabilities on land revaluation surplus	10,860
Reserve for retirement benefits for employees	41,750
Accrued retirement benefits for directors	3,356
Other long-term liabilities	5,166
Total liabilities	**729,045**
Minority interests	**27,496**
Shareholders' equity	
Common stock	58,967
Capital surplus	55,678
Retained earnings	410,812
Land revaluation account	-6,370
Unrealized gain on available-for-sale securities	20,303
Foreign currency translation adjustments	-3,737
Treasury stock	-14,472
Total shareholders' equity	**521,180**
Total liabilities, minority interests and shareholders' equity	**1,277,722**

Consolidated Statement of Income

(April 1, 2005 - March 31, 2006)

(Unit: ¥ millions of yen)

Ordinary income and loss		
Operating income and loss		
Operating revenues		
Net sales		1,963,296
Operating expenses		
Cost of sales	1,637,400	
Selling, general and administrative expenses	267,120	1,904,520
Operating income		58,776
Other income and loss		
Other income		
Interest income	626	
Dividend income	1,038	
Rental charge	404	
Foreign exchange gains	50	
Equity in income of affiliated companies	4,343	
Other	2,888	9,352
Other expenses		
Interest expense	2,810	
Provision for allowance for doubtful accounts	125	
Other	355	3,291
Ordinary income		64,837
Extraordinary income and loss		
Extraordinary income		
Gain on sales of fixed assets	664	
Gain on sales of investment securities	1,438	
Gain on sales of stocks of affiliated companies	878	
Gain on contribution of stock holding trust for retirement benefit plan	8,984	
Other	1,114	13,080
Extraordinary loss		
Loss on sales of fixed assets	556	
Loss on disposal of fixed assets	431	
Impairment loss	952	
Loss on sales of investment securities	10	
Revaluation loss on investment securities	4,930	
Revaluation loss on stocks of affiliated companies	2,082	

Provision for reserve for loss on guarantees	1,243	
Provision for possible investment losses	113	
Special retirement benefits	1,939	
Other	553	12,814
Income before income taxes and minority interests		65,103
Corporate tax, inhabitant tax and business tax	28,164	
Deferred income taxes	4,057	32,221
Minority interests		1,879
Net income		31,002

Independent Auditor's Report

May 17, 2006

The Board of Directors
Dentsu Inc.

We have audited the consolidated balance sheet and the consolidated statement of income for the 157th fiscal year from April 1, 2005 to March 31, 2006 of Dentsu Inc. in accordance with the provision of Item 3 of Article 19-2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The consolidated financial statements are the responsibility of the Company's management and our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining the indications on the consolidated financial statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries or consolidated subsidiaries that we deemed necessary to carry out.

As a result of this audit, we certify that the aforesaid consolidated financial statements fairly represent the properties and the profit and loss of a corporate group composed of Dentsu Inc. and its consolidated subsidiaries etc. in accordance with the law and the Company's Articles of Incorporation.

As set forth under change in accounting treatment, the Company adopted the "Accounting Standard for Impairment of Fixed Assets" and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" from this fiscal year, and such change, due to the fact that these accounting standard and implementation guidance have been adopted from this fiscal year, is due and proper.

Subsequent events related to the acquisition of all shares of DENTSU TEC INC. is mentioned in the Business Report

There is no relationship between the Company and the auditor or the managing partners that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

The auditor, conducts the business provided in Item 2 of Article 2 of the Law of Certified Public Accountants, of which a simultaneous provision with the audit certification is permitted.

Deloitte Touche Tohmatsu

Certified Public Accountants
Hirotake Abe (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Takashi Nagata
Managing Partner, Designated Partner
and Certified Public Accountant
Tsutomu Hirose

	Managing Partner, Designated Partner and Certified Public Accountant Takashi Seto (Seal) Managing Partner, Designated Partner and Certified Public Accountant

Audit Report on consolidated financial statements of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the consolidated financial statements (i.e., the consolidated balance sheet and consolidated statement of income) for the 157th fiscal year from April 1, 2005 to March 31, 2006 and upon deliberation, prepared this audit report as an unanimous opinion.

1. Summary of the methods of the audit by the Corporate Auditors

Upon receiving reports and explanations from the Directors and Accounting Auditors, each Corporate Auditor audited pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

2. Result of the audit

We certify that the methods and results of the audit by Deloitte Touche Tohmatsu are reasonable.

May 17, 2006

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor	Hitoshi Hanatsuka (Seal)
Statutory Corporate Auditor	Kojiro Takahashi (Seal)
Corporate Auditor	Haruo Shimada (Seal)
Corporate Auditor	Yasuchika Negoro (Seal)
Corporate Auditor	Yoshiharu Mani (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada, Mr. Yasuchika Negoro and Mr. Yoshiharu Mani are external Corporate Auditors as provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

(for reference)

Summary of Balance Sheet Compared to the Previous Year

(Unit: millions of yen)

	The 156th Fiscal Period (as of March 31, 2005)	The 157th Fiscal Period (as of March 31, 2006)	Increased / Decreased Amount
Current assets	548,320	554,203	5,882
Fixed assets	557,314	547,798	-9,516
Property, plant and equipment	250,261	239,666	-10,595
Intangible assets	21,637	22,604	966
Investments and other assets	285,416	285,527	111
Total	1,105,635	1,102,001	-3,634
Current liabilities	495,818	515,627	19,808
Long-term liabilities	161,540	121,849	-39,690
Total liabilities	657,359	637,477	-19,882
Common stock	58,967	58,967	-
Capital surplus	55,358	55,678	319
Retained earnings	332,767	350,752	17,985
Land revaluation surplus	4,535	-6,370	-10,906
Unrealized gain on available-for-sale securities	12,090	19,969	7,878
Treasury stock	-15,443	-14,472	970
Total shareholders' equity	448,276	464,524	16,247
Total liabilities and shareholders' equity	1,105,635	1,102,001	-3,634

(for reference)

Summary of Statement of Income Compared to the Previous Year

(Unit: millions of yen)

	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	Increased / Decreased Amount
Net sales	1,531,939	1,577,131	45,192
Cost of sales	1,318,289	1,362,987	44,697
Gross profit	213,649	214,144	494
Selling, general and administrative expenses	171,932	174,929	2,997
Operating income	41,717	39,214	-2,503
Other income	10,229	11,254	1,024
Other expenses	2,685	4,249	1,564
Ordinary income	49,261	46,218	-3,043
Extraordinary income	2,358	12,295	9,936
Extraordinary loss	4,887	13,437	8,549
Income before income taxes	46,732	45,076	-1,656
Corporate tax and other taxes	20,411	23,539	3,128
Net income	26,321	21,537	-4,784
Retained earnings brought forward from the prior year	2,820	5,403	2,582
Reversal of land revaluation differences	2,150	1,886	-263
Interim dividends	1,347	2,697	1,349
Unappropriated retained earnings, end of year	29,944	26,130	-3,814

Total liabilities	657,359	637,477	-19,882
Common stock	58,967	58,967	
Capital surplus	55,358	55,678	319
Retained earnings	332,767	350,752	17,985
Land revaluation surplus	4,535	-6,370	-10,906
Unrealized gain on available-for-sale securities	12,090	19,969	7,878
Treasury stock	-15,443	-14,472	970
Total shareholders' equity	448,276	464,524	16,247
Total liabilities and shareholders' equity	1,105,635	1,102,001	-3,634

(for reference)

Summary of Consolidated Balance Sheet Compared to the Previous Year

(Unit: millions of yen)

	The 156th Fiscal Period (as of March 31, 2005)	The 157th Fiscal Period (as of March 31, 2006)	Increased / Decreased Amount
Current assets	666,851	708,414	41,562
Fixed assets	573,185	569,308	-3,877
Property, plant and equipment	269,207	258,868	-10,338
Intangible assets	38,737	40,492	1,755
Investments and other assets	265,241	269,946	4,704
Total	1,240,037	1,277,722	37,684
Current liabilities	530,837	590,140	59,303
Long-term liabilities	192,457	138,904	-53,552
Total liabilities	723,294	729,045	5,750
Minority interests	24,888	27,496	2,608
Common stock	58,967	58,967	-
Capital surplus	55,358	55,678	319
Retained earnings	383,657	410,812	27,154
Land revaluation surplus	4,535	-6,370	-10,906
Unrealized gain on available-for-sale securities	12,516	20,303	7,786
Foreign currency translation adjustments	-7,737	-3,737	4,000
Treasury stock	-15,443	-14,472	970
Total shareholders' equity	491,855	521,180	29,325
Total liabilities, minority interests and shareholders' equity	1,240,037	1,277,722	37,684

(for reference)

Summary of Consolidated Statement of Income Compared to the Previous Year

(Unit: millions of yen)

	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	Increased / Decreased Amount
Net sales	1,910,469	1,963,296	52,827
Cost of sales	1,592,566	1,637,400	44,833
Gross profit	317,902	325,896	7,993
Selling, general and administrative expenses	260,299	267,120	6,820
Operating income	57,603	58,776	1,172
Other income	4,898	9,352	4,453
Other expenses	3,236	3,291	54
Ordinary income	59,265	64,837	5,571
Extraordinary income	2,575	13,080	10,505
Extraordinary loss	6,911	12,814	5,903
Income before income taxes and minority interests	54,929	65,103	10,174
Corporate tax and other taxes	27,195	32,221	5,025
Minority interests	200	1,879	1,678
Net income	27,532	31,002	3,470

(for reference)

Breakdown by Type of Shareholders

Breakdown of number of shares held by type of shareholders

	Number of shareholders	Number of shares held
Financial institutions:	136	672,211
Securities firms:	37	32,536
Other domestic corporations:	560	904,183
Foreign corporations (including foreign individuals):	358	467,645
Individuals and others:	37,418	624,223
Treasury stock:	1	81,041
Total	38,510	2,781,840

Distribution ratio of shares by type of shareholders

Financial institutions:	24.16%
Securities firms:	1.17%
Other domestic corporations:	32.50%
Foreign corporations (including foreign individuals):	16.81%
Individuals and others:	22.44%
Treasury stock:	2.91%

(Summary English Translation)

June 29, 2006

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Resolutions at the 157th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 157th Ordinary General Meeting of Shareholders.

Particulars

Matters to be reported:

1. Report on Operations, Balance Sheet and Statement of Income for the 157th fiscal year from April 1, 2005 to March 31, 2006.

   We reported the contents of the above statements of account.

2. Consolidated Balance Sheet and Consolidated Statement of Income, and auditing results of Consolidated Statements audited by Accounting Auditors and the Board of Corporate Auditors, for the 157th fiscal year from April 1, 2005 to March 31, 2006.

   We reported the contents of the above statements of account and their auditing results.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 157th fiscal year.

The agendum was approved and adopted as presented.
(Dividend income ¥1,500 per share)

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The agendum was approved and adopted as presented.

Agendum No. 3: : . Election of sixteen Directors

The following members were reelected and approved as presented.

Director	Tateo Mataki
Director	Tetsu Nakamura
Director	Ko Matsumoto
Director	Tatsuyoshi Takashima
Director	Isao Maruyama
Director	Hiromori Hayashi
Director	Kimiharu Matsuda
Director	Haruyuki Takahashi
Director	Ryuichi Mori
Director	Itsuma Wakasugi
Director	Setsuo Kamai
Director	Kunihiko Tainaka
Director	Toichi Ogitani
Director	Tadashi Ishii
Director	Toyohiko Yamanouchi
Director	Seizo Wakabayashi

Toyohiko Yamanouchi and Seizo Wakabayashi are external directors as provided for in Paragraph 15 of Article 2 of the Company Law.

The following members were reelected as Members of the Board by a resolution of the meeting of the Board of Directors after the close of the Shareholders' Meeting.

President and Chief Executive Officer	Tateo Mataki
Executive Vice President	Tetsu Nakamura
Executive Vice President	Ko Matsumoto
Executive Vice President	Tatsuyoshi Takashima
Senior Managing Director	Isao Maruyama
SSenior Managing Director	Hiromori Hayashi
Managing Director	Kimiharu Matsuda
Managing Director	Haruyuki Takahashi
Managing Director	Ryuichi Mori
Managing Director	Itsuma Wakasugi
Managing Director	Setsuo Kamai
Managing Director	Kunihiko Tainaka
Managing Director	Toichi Ogitani
Managing Director	Tadashi Ishii
Director	Toyohiko Yamanouchi
Director	Seizo Wakabayashi

Furthermore, Executive Officers were elected and approved as follows by a resolution of the same meeting of the Board of Directors.

Senior Executive Officer	Norichika Koyama
Senior Executive Officer	Takehiko Joju
Senior Executive Officer	Tadahiko Nawa
Senior Executive Officer	Tatsuya Tanaka
Senior Executive Officer	Masuo Tachibana
Senior Executive Officer	Kazuyoshi Nobuhara
Executive Officer	Shinzo Okamoto
Executive Officer	Osamu Fujiwara
Executive Officer	Tetsuo Machida
Executive Officer	Yasushi Matsushita
Executive Officer	Kotaro Sugiyama
Executive Officer	Fumio Higuchi
Executive Officer	Yoshihide Nakamoto

Executive Officer	Tomoharu Tsuruda
Executive Officer	Shoichi Kishida
Executive Officer	Haruo Kurami
Executive Officer	Hiroshi Nishimura
Executive Officer	Mitsuro Shibata (newly appointed)
Executive Officer	Shozo Nishikawa (newly appointed)
Executive Officer	Shoichi Nakamoto (newly appointed)
Executive Officer	Naotoshi Ogisu (newly appointed)
Executive Officer	Takeshi Mori (newly appointed)
Executive Officer	Kazuo Arai (newly appointed)

DIVIDEND PAYMENT FOR THE 157TH FISCAL YEAR

How to receive the dividends is described.

(Summary English Translation)

Business Report for the 157th Fiscal Period

April 1, 2005 through March 31, 2006

Dentsu Inc.

Compliments from the Company

Since the Dentsu Group's business activities for the 157th fiscal period (April 1, 2005 through March 31, 2006) have ended, we hereby provide a summary of our business results for the fiscal year ended March 31, 2006.

Financial Results for the Fiscal Year Ended March 31, 2006

During the fiscal year ended March 31, 2006, despite some causes for concern, such as the rise in oil prices, the robust corporate sector extended its effects into the household sector, and a prolonged economic recovery became evident.

In the advertising industry, reflecting this recovery in the Japanese economy, advertising expenditures in Japan for the 2005 calendar year marked the first increase over two consecutive years since 1997.

The Dentsu Group, in this business environment, and affected by positive factors such as the 2005 World Exposition, Aichi, Japan, the 44th Lower House election, the 39th Tokyo Motor Show 2006, the TORINO 2006 Olympic Winter Games, the 2006 World Baseball Classic etc., made aggressive investments principally focused on such growing fields as internet advertisement and sales promotion, and improved its performance. Although high growth was achieved in the previous fiscal year due to factors such as the ATHENS 2004 Olympic Games and Japan's summer heat wave, even higher growth was maintained for the fiscal year ended March 31, 2006.

For this fiscal year, the Dentsu Group posted consolidated billings (net sales) of 1,963,296 million yen (+2.8% year on year); gross profit of 325,896 million yen (+2.5%); operating income of 58,776 million yen (+2.0%); ordinary income of 64,837 million yen (+9.4%); and net income of 31,002 million yen (+12.6%), with both billings (net sales) and gross profit being the best in Dentsu's history.

Outlook for the Fiscal Year Ending March 31, 2007

According to the government's forecast for the fiscal year ended March 31, 2007, (as set forth in a January 20, 2006 cabinet resolution), the Japanese economy is expected to continue its recovery based principally on private sector demand, with nominal GDP expected to grow 2.0% and actual GDP expected to grow 1.9%, compared to the previous fiscal year. Meanwhile, the Japan Center for Economic Research estimates that gross advertising expenditures will continue to grow, with an increase of 2.7% compared to the previous fiscal year (as of April 2006). We believe that maintaining strong economic growth by connecting the strong, sustained corporate performance to individual consumption, is a key social mission for us, the advertising industry.

In the fiscal year ending March 31, 2007, through "one-segment" for cellular phones which commenced in April 2006 and the diffusion of Internet broadband, attention to distribution of various content and new advertising methods are expected to grow. Additionally, in the advertising industry, there are many significant factors such as the 2006 FIFA World Cup™ Germany and the rise of related consumption.

Considering this market environment, the Dentsu Group will seek further growth. We forecast that our consolidated financial results for the fiscal year ending March 31, 2007 will be billings (net sales) of 281,364 million yen (+6.0% year on year); ordinary income of 68,875 million yen (+6.2%); and net income of 35,097 million yen (+13.2%).

Corporate Strategy: Partner in Creating Value

The advertising market is on the verge of a transformation. Advertising companies are being forced to review their roles as a result of the progress of the global economy and the transformation of media resulting from the digitalization. We need to involve ourselves deeply in these changes in clients, media, consumers and society. As we strengthen our existing business, activities that will yeild new ideas and new business models, which we term the power of "deep cultivation and emergence" of individuals and teams, will be the driving force for the future Dentsu Group. I call this new concept for the Dentsu Group, "Partner in Creating Value".

The Dentsu Group, in order to effectuate this "Partner in Creating Value" concept, emphasizes the "four markets": the domestic advertising market, advertising-related markets, new markets and overseas markets. We will develop an "one-stop" system that will provide integrated and cross-sectoral business solutions, and consistently respond to client needs. Furthurmore, we will bring further wealth and happiness to people's lives and generate energy for society by utilizing various media and through communication with consumers.

Growth Strategy in the Four Markets

Within the domestic advertising market, in this era of integration of broadcast and communication, in order to promptly establish a solid business model we will propose and implement strong cooperation between mass-media and the Internet and active utilization of new technologies.

Within advertising-related markets, we will focus our attention on "the establishment of a mechanism to sell" and with the aim of integrating sales promotion spending and distribution-related spending, and with a comprehensive proposal and execution capability enabled through the Internet and mobile applications, we intend to expand our business.

In new markets, by connecting popular and worldwide entertainment such as sporting events, movies and animation with various types of advertising and marketing activities, we plan for composite development.

In overseas markets, we will expand our services globally with particular focus on China, India and other countries in Asia, where high overall economic growth and growth in the advertising market is expected.

With a view toward medium-term growth, to become a true "Partner in Creating Value" for clients, media and content-related companies and consumers, the Dentsu Group is now also working on buildup and training of personnel. Considering the business results for the fiscal year ended March 31, 2006, we will further strengthen the group and global cooperation and collaboration, and will continue to make efforts to expand our business.

We look forward to your continued support.

June 29, 2006

Business Developments in the 157th Fiscal Period

Contribution to the success of worldwide events.

At the TORINO 2006 Olympic Winter Games, we conducted a broad range of activities, such as acting as the servicing agency of the IOC. Furthermore, we contributed to the success of the 2006 World Baseball Classic™.

Nine companies (public broadcasting companies and advertising companies) cooperatively established a new company with the aim of healthy development of the animation content market.

Dentsu, Nippon Television Network Corporation, Tokyo Broadcasting System, Incorporated, Fuji Television Network, Incorporated, TV Asahi Corporation, TV TOKYO Corporation, Hakuhodo DY Media Partners Inc., Asatsu-DK Inc., and Tokyu Agency Inc. established PReSENTCAST, Inc., a business company, on April 3, 2006.

PReSENTCAST, Inc. has started a search portal site entitled "DOGATCH".

Entered into a capital tie-up and business alliance agreement with OPT Inc., a major domestic Internet marketing company.

In order to expand and pursue new business opportunities, Dentsu entered into a capital tie-up and business alliance agreement with OPT Inc.

Acquisition of all shares of DENTSU TEC INC. with the aim of strengthening services in advertising-related markets.

In order to further strengthen our competitive edge in advertising-related markets and to improve the collaboration between advertising and marketing services, we acquired all shares of DENTSU TEC INC. By enhancing our comprehensive strength as the Dentsu Group, we intend to consolidate our position as an advertising communication group.

Leading edge of the advertising business.

Accurately capture changes in consumption behavior - Develop business in the interactive field.

Consumption behavior is showing drastic change under the influence of the diffusion of the Internet.

In response to changes in consumers' consumption behavior due to the diffusion of digital media, companies' recognition of Internet advertisement rose, and Dentsu estimates that internet advertising expenditures for the 2005 calendar year amounted to 280.8 billion yen (+54.8% year on year).

"Cross-media" development involving advertising-related markets.

For the past few years, we have worked on the establishment of a new advertising business model, "cross-media", a layered advertising strategy that presents the characteristics of each product in detail by leading consumers to internet sites via mass media such as television, newspapers, magazines and radio, cellular phones, and OOH.

Develop traction in the interactive advertising market through the Group's collective strength.

As the diversity and complexity of the communication environment grows, consumers' consumption behavior changes all the more. We are making active investments in the interactive field, aggressively establishing interactive-media-related representatives and companies, and have marked a number of achievements, such as the launching of a new advertising business and the development of new communication tools and marketing methods.

Principal Management Index

Charts of net sales, operating income, return on equity, operating margin, total assets and return on assets and total stockholders' equity and stockholders' equity ratio for the past five fiscal years are provided.

Highlights of Consolidated Financial Results

(Unit: millions of yen, %)

	The 153rd Fiscal Period ended March, 2002	The 154th Fiscal Period ended March, 2003	The 155th Fiscal Period ended March, 2004	The 156th Fiscal Period ended March, 2005	The 157th Fiscal Period ended March, 2006
Net sales	1,789,432	1,692,947	1,749,110	1,910,469	1,963,296
Gross profit	293,920	285,815	294,044	317,902	325,896
Operating income	61,168	46,999	46,687	57,603	58,776
Net income	27,457	22,963	30,881	27,532	31,002
Total assets	1,097,192	1,187,300	1,189,094	1,240,037	1,277,722
Total shareholder's equity	441,171	442,093	469,621	491,855	521,180
Operating margin	20.8	16.4	15.9	18.1	18.0
Return on equity (ROE)	6.5	5.2	6.8	5.7	6.1
Return on assets (ROA)	5.5	4.1	3.9	4.7	4.7
Stockholders' equity ratio	40.2	37.2	39.5	39.7	40.8

Summary of Consolidated Balance Sheet

(Unit: millions of yen)

	The 156th Fiscal Period (as of March 31, 2005)	The 157th Fiscal Period (as of March 31, 2006)
ASSETS		
Current assets	666,851	708,414
Fixed assets	573,185	569,308
Total	1,240,037	1,277,722
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	530,837	590,140
Long-term liabilities	192,457	138,904
Total liabilities	723,294	729,045
Minority Interests	24,888	27,496
SHAREHOLDERS' EQUITY		
Total shareholders' equity	491,855	521,180
Total liabilities, minority interests and shareholders' equity	1,240,037	1,277,722

Summary of Consolidated Statement of Income

(Unit: millions of yen)

	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)
Net sales	1,910,469	1,963,296
Cost of sales	1,592,566	1,637,400
Gross profit	317,902	325,896
Selling, general and administrative expenses	260,299	267,120
Operating income	57,603	58,776
Other income	4,898	9,352
Other expenses	3,236	3,291
Ordinary income	59,265	64,837
Extraordinary income	2,575	13,080
Extraordinary loss	6,911	12,814
Income before income taxes and minority interests	54,929	65,103
Corporate tax and other taxes	27,195	32,221
Minority interests	200	1,879
Net income	27,532	31,002

Summary of Consolidated Statement of Cash Flow

(Unit: millions of yen)

	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)
Net cash provided by (used in) operating activities	14,681	81,058
Net cash provided by (used in) investing activities	-8,289	-31,238
Net cash provided by (used in) financing activities	1,006	42,668
Foreign currency translation adjustments on cash and cash equivalents	111	1,101
Net increase (decrease) in cash and cash equivalents	7,510	8,253
Cash and cash equivalents, beginning of year	62,384	69,901
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	6	55
Net decrease in cash and cash equivalents due to exclusion of consolidated subsidiaries	-	-67
Net increase in cash and cash equivalents due to business combination	-	268
Cash and cash equivalents, end of year	69,901	78,412

Industry Segments

(Unit: millions of yen)

		The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)
Advertising	Sales*	1,812,916	1,870,360
	Operating income	52,062	55,185
Other business	Sales*	97,553	92,936
	Operating income	2,915	1,214

Geographical Segments

(Unit: millions of yen)

		The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)
Japan	Sales*	1,791,010	1,839,387
	Operating income	56,728	57,815
Other countries	Sales*	119,459	123,909
	Operating income	829	447

*Sales towards external clients.

Non-Consolidated Financial Statements (for reference)

Summary of Balance Sheet

(Unit: millions of yen)

	The 156th Fiscal Period (as of March 31, 2005)	The 157th Fiscal Period (as of March 31, 2006)
ASSETS		
Current assets	548,320	554,203
Fixed assets	557,314	547,798
Total	1,105,635	1,102,001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	495,818	515,627
Long-term liabilities	161,540	121,849
Total liabilities	657,359	637,477
SHAREHOLDERS' EQUITY		
Total shareholders' equity	448,276	464,524
Total liabilities and shareholders' equity	1,105,635	1,102,001

Summary of Statement of Income

(Unit: millions of yen)

	The 156th Fiscal Period (from April 1, 2004 to March 31, 2005)	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)
Net sales	1,531,939	1,577,131
Cost of sales	1,318,289	1,362,987
Gross profit	213,649	214,144
Selling, general and administrative expenses	171,932	174,929
Operating income	41,717	39,214
Other income	10,229	11,254
Other expenses	2,685	4,249
Ordinary income	49,261	46,218
Extraordinary income	2,358	12,295
Extraordinary loss	4,887	13,437
Income before income taxes	46,732	45,076
Corporate tax and other taxes	20,411	23,539
Net income	26,321	21,537
Retained earnings brought forward from the prior year	2,820	5,403
Reversal of land revaluation differences	2,150	1,886
Interim dividends	1,347	2,697
Unappropriated retained earnings, end of year	29,944	26,130

Appropriation of Retained Earnings

(Unit: millions of yen)

	The 156th Fiscal Period	The 157th Fiscal Period
Unappropriated retained earnings for the year	29,944	26,130
Appropriated retained earnings	24,541	17,972
Dividends	2,695	4,051
(the 156th fiscal period: ordinary dividend of ¥1,000 per share)		
(the 157th fiscal period: ordinary dividend of ¥1,500 per share)		
Bonus for directors	46	221
(bonus for Corporate Auditors)	(-)	(-)
Voluntary reserves		
Special reserve	21,800	13,700
Retained earnings brought forward to the next year	5,403	8,157

Outline of Dentsu (as of March 31, 2006)

Corporate Name:	Kabushiki Kaisha Dentsu (Dentsu Inc. in English)
Corporate Heading:	8-1, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
Telephone Number:	03-6216-5111 (Main switchboard)
Date of Establishment:	July 1, 1901
Paid-in capital :	58,967,100,000 yen
Number of Employees:	6,005
Total number of outstanding shares:	2,781,840 Shares
Total number of shareholders:	38,510 Shareholders

Status of Shares (as of March 31, 2006)

Major shareholders (10 largest shareholders)

Name of shareholder	Number of shares	Percentage (%)
Jiji Press, Ltd.	336,272	(12.09)
Kyodo News	204,888	(7.37)
The Master Trust Bank of Japan (Account in Trust)	132,713	(4.77)
Japan Trustee Services Bank, Ltd. (Account in Trust)	113,280	(4.07)
Dentsu Inc.	81,041	(2.91)
Dentsu Employees' Shareholding Association	68,019	(2.45)
Mizuho Trust Employee Pension Trust (Mizuho Corporate Bank Account) (Retrust Trustee: Asset Management Service Trust)	63,700	(2.29)
Yoshida Hideo Memorial Foundation	49,848	(1.79)
Mizuho Corporate Bank, Ltd.	46,500	(1.67)
Tokyo Broadcasting System, Incorporated	40,000	(1.44)

Breakdown by Type of Shareholders

Financial institutions:	24.16 %
Securities firms:	1.17 %
Other domestic corporations:	32.50 %
Foreign corporations (including foreign individuals):	16.81 %
Individuals and others:	22.44 %
Treasury stock:	2.91 %

Officers (as of June 29, 2006)

President and Chief Executive Officer	Tateo Mataki
Executive Vice President	Tetsu Nakamura
Executive Vice President	Ko Matsumoto
Executive Vice President	Tatsuyoshi Takashima
Senior Managing Director	Isao Maruyama
Senior Managing Director	Hiromori Hayashi
Managing Director	Kimiharu Matsuda
Managing Director	Haruyuki Takahashi
Managing Director	Ryuichi Mori
Managing Director	Itsuma Wakasugi
Managing Director	Setsuo Kamai
Managing Director	Kunihiko Tainaka
Managing Director	Toichi Ogitani
Managing Director	Tadashi Ishii
Executive Director	Toyohiko Yamanouchi
Executive Director	Seizo Wakabayashi
Senior Corporate Auditor	Michio Niiyama
Senior Corporate Auditor	Kojiro Takahashi
Corporate Auditor	Haruo Shimada
Corporate Auditor	Yasuchika Negoro
Corporate Auditor	Yoshiharu Mani

Shareholder Notes

Fiscal Term:	March 31
Record Date for Shareholders to Receive Dividends:	March 31
Record Date for Shareholders to Receive Interim Dividends:	September 30
Transfer Agent:	The Mitsubishi UFJ Trust and Banking Corporation, Limited
Share Handling Office:	Stock Transfer Department The Mitsubishi UFJ Trust and Banking Corporation, Limited 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212
Inquiries:	Stock Transfer Department The Mitsubishi UFJ Trust and Banking Corporation, Limited 7-7, Nishi-ikebukuro 1-chome, Toshima-ku, Tokyo, 171-8508 Telephone Number: 0120-707-696 (Toll-free)
Transfer Offices:	Each branch office of The Mitsubishi Trust and Banking Corporation, Limited Head office and each branch office of Nomura Securities Co., Ltd.
Newspaper for Public Notice:	Nihon Keizai Shimbun

(Summary English Translation)

June 9, 2006

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Convocation of the 157th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 157th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN EITHER MANNER SET FORTH BELOW. UPON EXAMINING THE ATTACHED REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS, PLEASE EXERCISE YOUR VOTING RIGHTS.

[EXERCISE OF VOTING RIGHTS IN WRITING]

PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US SO THAT IT WILL REACH US BY 5:30 P.M. OF THE PRECEDING DAY OF THE GENERAL MEETING OF SHAREHOLDERS (WEDNESDAY, JUNE 28, 2006).

[EXERCISE OF VOTING RIGHTS VIA INTERNET]

UPON REVIEWING THE ENCLOSED "INFORMATION ON EXERCISING VOTING RIGHTS VIA THE INTERNET", PLEASE ACCESS TO THE INTERNET SITE FOR THE EXERCISE OF VOTING RIGHTS (https://www.evoting.tr.mufg.jp) AND FOLLOWING THE GUIDANCE ON THE SCREEN, ENTER YOUR VOTES BY 5:30 P.M. OF THE PRECEDING DAY OF THE GENERAL MEETING OF SHAREHOLDERS (WEDNESDAY, JUNE 28, 2006).

Particulars

(1) Date: 10:00 a.m., Thursday, June 29, 2006

(2) Place: Goshiki 2F, Goshiki hall of Akasaka Prince Hotel, located at 1-2, Kioi-cho, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Report on Operations, Balance Sheet and Statement of Income for the 157th fiscal year from April 1, 2005 to March 31, 2006.

2. Consolidated Balance Sheet and Consolidated Statement of Income, and auditing results of Consolidated Statements audited by Accounting Auditors and the Board of Corporate Auditors, for the 157th fiscal year from April 1, 2005 to March 31, 2006.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 157th fiscal year

Agendum No. 2: Partial amendments to the Articles of Incorporation

Agendum No. 3: Election of sixteen Directors

Agendum No. 4: Election of one Corporate Director

Agendum No. 5: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

(4) Announcement on exercise of voting rights

Procedures and handling methods for exercise of voting rights through Internet are mentioned.

* * * * * * * * * *

The time, date, place and the purpose of the general meeting of shareholders are as mentioned above.

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 157th fiscal year

The content of the proposed agendum is set forth in the "Proposed Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Partial amendment to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

The proposed amendments include, among others:

(1) revising Article 2 (Purposes) of the Company;

(2) unifying and amending Article 11 and Article 12 to haute vulgarisation articles on Person to convene meetings and Chairman, and deleting Paragraph 2 of Article 18 on Directors elected to fill vacancies;

(3) In accordance with the "Japanese Company Law" (Law No. 86, 2005), the "Law Concerning the Arrangements of Related Laws in Connection with the Effectuation of the Corporation Act" (Law No.87, 2005, the "Arrangement Law"), "Execution Rules for the Corporation Act" (Ministerial Ordinance of the Ministry of Justice No. 12, 2006) and the "Rules for Corporate Calculation" (Ministerial Ordinance of the Ministry of Justice No. 13, 2006) which came into effect on May 1, 2006, the Company intends to establish new articles and other necessary amendments;

(4) newly adding Chapter 6 on Auditors; and making other necessary revisions related to such addition;

(5) adding a new supplementary provision on existing fractional shares, based on the Arrangement Law;

(6) amending cross references and terms so that they will correspond with the Japanese Company Law; and

(7) Making other necessary amendments and renumbering of Articles.

Agendum No. 3: Election of sixteen Directors

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.

Agendum No. 4: Election of one Corporate Auditor

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.

Agendum No. 5: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

It is proposed that appropriate retirement benefits be paid to three retiring Directors and one retiring Corporate Auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors for retiring Directors and by the Corporate Auditors for the retiring Corporate Auditor.

Names and brief personal histories of the above Directors and Corporate Auditors are mentioned.